UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 29 October, 2007

ASX & MEDIA RELEASE
29 OCTOBER, 2007

EUROPEAN SYMPOSIUM FOCUSES ON PHENOXODIOL AS AN INVESTIGATIONAL DRUG FOR OVARIAN CANCER MANAGEMENT

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has made the following announcement:

Worldwide pivotal phase III study in women with recurrent ovarian cancer underway in USA, Europe and Australia

SYDNEY, AUSTRALIA; BERLIN and NEW CANAAN, CT--(Marketwire - October 29, 2007) -
A symposium on platinum resistant ovarian cancer held at the European Society for Gynecological Oncology in Berlin on Sunday, 28 October has confirmed the need for an effective chemosensitizing drug to support new platinum treatment regimens in resistant ovarian cancer.  Leading cancer researchers speaking at the symposium described advances in platinum therapies and expressed enthusiasm for phenoxodiol as a promising new investigational drug as part of a new approach for this indication.

Phenoxodiol is being developed by the US oncology company Marshall Edwards, Inc. (NASDAQ: MSHL) as a novel therapeutic in combination with carboplatin for late-stage chemoresistant ovarian cancers, as well as a monotherapy for prostate and cervical cancers.  Phenoxodiol is a novel-acting drug that inhibits key pro-survival signaling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.

The Berlin symposium was chaired by Professor Hani Gabra of the Ovarian Cancer Action Research Centre, Imperial College London, UK, and Professor Ignace Vergote, of the Catholic University of Leuven, Belgium.  Medical professionals interested in viewing the archived symposium can watch it at http://www.ovaturetrial.com/esgosymposium.

Speaking at the symposium, Prof. Gabra said: "There are a number of interesting developments in platinum dosing schedules which may assist in improving tumour responses in resistant women, but the clinical efficacy of these will be enhanced by improved chemosensitization strategies."

"Already phenoxodiol has shown promise in improved platinum responses in Phase II studies.  A major multinational Phase III study, the OVATURE Trial, is now underway in over 60 centers around the world, and we are excited to be part of this study," Prof. Gabra said.

The OVArian TUmor REponse (OVATURE) Trial is a major multi-center multinational Phase III clinical trial of phenoxodiol in women with advanced ovarian cancer resistant or refractory to platinum-based drugs, to determine its safety and effectiveness when used in combination with carboplatin.

Other speakers at the symposium included Professor Maria van der Burg (Erasmus University, Dijkzigt Hospital, Rotterdam, Netherlands), Professor David Bowtell (Peter MacCallum Cancer Centre, Melbourne, Australia) and Professor Alan Husband (Director of Research for Marshall Edwards, Inc.).

Professor Bowtell reported on the functional significance of genes involved in platinum resistance, and Professor van der Burg presented new data on the benefits of weekly platinum dosing.  A change from receiving platinum in the traditional dose pattern (every two to three weeks) to a weekly dosing regimen has been reported to provide a tumor response in some patients with recurrent ovarian cancer(1-3).  This frequent dosing strategy has been incorporated into the Phase III OVATURE Trial. Thus, in addition to learning more about the safety and efficacy of phenoxodiol, researchers will learn more about the efficacy and safety of weekly carboplatin.

The OVATURE Trial is recruiting ovarian cancer patients whose cancer initially responded to chemotherapy, but has since become resistant or refractory to traditional platinum treatments. The trial consists of two double blind treatment arms.  Patients in one trial arm will receive weekly carboplatin and phenoxodiol. Patients in the other trial arm will also receive weekly carboplatin, but a placebo will be substituted for phenoxodiol.  Neither patients nor their doctors will know to which trial arm the patients are randomized.

The primary outcome of the trial is the assessment of the relative time it takes for the ovarian cancer to progress. An analysis of interim results will be possible after 95 patients have disease progression.

Patients will be recruited into 28 sites in the UK and Europe, 31 sites in the USA, and 4 sites in Australia. The total number of patients to be enrolled in this pivotal study is 470.

The trial design has been approved by the US Food and Drug Administration (FDA) as a Special Protocol Assessment (SPA), and provides for an interim analysis of the data, which if statistically significant can be used to support a request for marketing approval.

Professor Alan Husband said in his presentation at the symposium: "It is gratifying to hear from the research presented here today that there is new hope for those ovarian cancer patients who no longer respond to common chemotherapeutic drugs."

"We are keen to see whether the promising chemosensitizing effects seen in Phase II studies of phenoxodiol are reflected in the OVATURE trial when it is used in combination with a novel platinum therapeutic regimen," Professor Husband said.

"The efficacy, coupled with the high safety and low side effect profile of phenoxodiol seen in previous studies, suggests that this new drug has the potential to offer improved therapeutic outcomes in ovarian cancer as well as other cancer targets, such as prostate and cervical cancers."

About phenoxodiol:

Phenoxodiol is being developed as a chemosensitizing agent, in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers.  It has a unique mechanism of action, binding to cancer cells via a surface oxidase, causing major downstream disturbances in expression of proteins necessary for their survival and responsible for the development of drug resistance.

Phenoxodiol appears to selectively inhibit the pro-survival regulator in cancer cells known as S-1-P (sphingosine-1-phosphate) that is over expressed in cancer cells. In response to phenoxodiol, the S-1-P content in cancer cells is decreased rendering those cells more sensitive to chemotherapy. Indeed, in laboratory studies, it has been demonstrated that cancer cells pre-treated with phenoxodiol were killed with lower doses of chemotherapy drugs.

Importantly, phenoxodiol has been shown not to adversely affect normal cells in animal and laboratory testing.

Phenoxodiol is being investigated as a therapy for late-stage, chemoresistant ovarian, prostate and cervical cancers. Phenoxodiol has received Fast Track status from the FDA to facilitate development as a therapy for recurrent ovarian and prostrate cancers.

Phenoxodiol is an investigational drug and, as such, is not commercially available. Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by FDA as being safe and effective for the intended use.

Phenoxodiol is the first of a family of compounds in the Marshall Edwards, Inc.' drug pipeline of flavanoid derivatives.

About Marshall Edwards, Inc:

Marshall Edwards, Inc. (NASDAQ: MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform, which has generated a number of novel compounds characterized by broad ranging activity against a range of cancer cell types with few side effects.  The combination of anti-tumor cell activity and low toxicity is believed to be a result of the ability of these compounds to target an enzyme present on the surface of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (NASDAQ: NVGN) to bring three oncology drugs -- phenoxodiol, NV-196 and NV-143 -- to market globally. The Company's lead investigational drug, phenoxodiol, is in a Phase III multinational multi-centered clinical trial for patients with recurrent ovarian cancer.  More information on the trial can be found at http://www.OVATUREtrial.com.

Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases. More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

References
(1) Piura B and Meirovitz M. Weekly single-agent carboplatin in heavily pretreated patients with recurrent ovarian, peritoneal and fallopian tube carcinoma. Eur J Gynaecol Oncol. 2005;26(4):386-90.
(2) Van der Burg ME, van der Gaast A, Vergote I, Burger CW, van Doorn HC, de Wit R, Stoter G, Verweij J. What is the role of dose-dense therapy? Int J Gynecol Cancer. 2005 Nov-Dec;15 Suppl 3:233-240.
(3) CaDron I, Leunen K, Amant F, Van Grop T, Neven P, Vergote I. The "Leuven" dose dense paclitaxel/carboplatin regimen in patients with recurrent ovarian cancer. Gynecol Oncol 2007, in press.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward looking statement.